Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Bow River Capital Evergreen Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$57,924,416.00		$7,999.36

Total Transaction Valuation:		$57,924,416.00
Total Fees Due for Filing:				$7,999.36
Total Fees Previously Paid:				7,999.36
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $7,999.36 was paid in connection with the filing of the Schedule TO-I by Bow River Capital Evergreen Fund (File No. 005-92706) on February 20, 2026 (the “Schedule TO”). This is the final amendment of the Schedule TO and is being filed to report the results of the offer.